Exhibit 99.1

Aeterna Zentaris Announces Settlement of Previously Disclosed class-action lawsuit

CHARLESTON, S.C., March 12, 2020 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests, today announced it has settled the previously disclosed class-action lawsuit against it pending in the U.S. District Court for the District of New Jersey. The settlement payment will be funded entirely by the Company’s insurers.

The previously disclosed class-action lawsuit alleged that the Company and certain of its current and former officers and directors violated the Securities Exchange Act of 1934 in connection with certain public statements made between August 30, 2011 and November 6, 2014, regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company’s New Drug Application for the product by the FDA.

The settlement remains subject to execution of final settlement documents and approval by the U.S. District Court for the District of New Jersey.

About Aeterna Zentaris Inc.

Aeterna Zentaris Inc. is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Macrilen™ is currently marketed in the United States through a license agreement with Novo Nordisk and Aeterna Zentaris receives double-digit royalties on sales. Aeterna Zentaris owns all rights to macimorelin outside of the U.S. and Canada.

Aeterna Zentaris is also leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of pediatric growth hormone deficiency (PGHD), an area of significant unmet need.

The Company is actively pursuing business development opportunities for the commercialization of macimorelin in Europe and the rest of the world, in addition to other non-strategic assets to monetize their value. For more information, please visit the Company’s website at www.zentaris.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements include those relating to the intended use of proceeds and may include, but are not limited to statements preceded by, followed by, or that include the words “will,” “expects,” “believes,” “intends,” “would,” “could,” “may,” “anticipates,” and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this press release and in our Annual Report on Form 20-F, under the caption “Key Information -Risk Factors” filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission. Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, market and other conditions, our ability to continue as a going concern dependent, in part, on the ability of Aeterna Zentaris to transfer cash from Aeterna Zentaris GmbH to the Canadian parent and U.S. subsidiary and secure additional financing, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product, our ability to continue to list our common shares on the NASDAQ, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our product, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position, our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com